November 16, 2018

Alan Lane
Chief Executive Officer
Silvergate Capital Corp
4250 Executive Square, Suite 3000
La Jolla, CA 92037

       Re: Silvergate Capital Corp
           Amendment No. 3 to
           Draft Registration Statement on Form S-1
           Submitted November 7, 2018
           CIK No. 0001312109

Dear Mr. Lane:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Management
Executive Officers, page 114

1. We note that you have added Ben Reynolds to your list of executive officers. Please revise his biographical information to include his business experience during the past five years. Please include similar disclosure for Mr. Simmons. Refer to Item 401(e)(1) of
       Regulation S-K.
 Alan Lane
Silvergate Capital Corp
November 16, 2018
Page 2

       You may contact Ben Phippen at 202-551-3697 or Michael Volley at 202-551-3437 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameAlan Lane                               Sincerely,
Comapany NameSilvergate Capital Corp
                                                          Division of
Corporation Finance
November 16, 2018 Page 2                                  Office of Financial
Services
FirstName LastName